UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 28, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTE OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ GENERAL MEETING HELD ON APRIL 28, 2015

1.             DATE, TIME AND PLACE: Held at 2:30 p.m., on April 28, 2015, at the Company’s headquarters, in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 4th Floor, Vila Olímpia, Zip Code 04551-010.

2.             CALL NOTICE: The call notice has been published at the State of São Paulo Official Gazette (Diário Oficial do Estado de São Paulo), on March 27, 28 and 31, 2015, pages 299, 139 and 353, respectively, and at the newspaper “Valor Econômico”, on March 27, 30, and 31, 2015, pages A12, E8, and E10, respectively.

3.             ATTENDANCE: Were present shareholders’ representing more than 88% (eighty-eight per cent) of the Company’s total and voting capital stock, according to the signatures on the Company’s shareholders’ attendance book. Were also present the management representative, Mr. Guilherme Perboyre Cavalcanti, the Fiscal Council representative, Mr. Maurício Aquino Halewicz, and the representative of PriceWaterhouseCoopers Auditores Independentes, Mr. Luciano Sampaio.

4.             PRESIDING BOARD: The meeting was chaired by Mr. André Mestriner Stocche and secretariat by Mrs. Alessandra Zequi.

5.             PUBLICATIONS AND DISCLOSURE: The following documents have been published in accordance with article 133, of Law No. 6.404, from December 15, 1976, as amended (“Brazilian Corporation Law”): the management’s report, the financial statements and it’s respective explanatory notes, along with report of PriceWaterhouseCoopers Auditores Independentes, the report of the Fiscal Council and the report of the Statutory Audit Committee, at the State of São Paulo Official Gazette (Diário Oficial do Estado de São Paulo), on January 29, 2015, pages 5 to 24, and at the newspaper “Valor Econômico”, on January 29, 2015, pages E5 to E16. The aforementioned documents have also been made available for the shareholders at the Company’s headquarters and released at the electronic pages of the Brazilian Securities and Exchange Commission (“CVM”), of BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and of the

Company, 1 (one) month prior to the present date, as provided by Brazilian Corporation Law and by applicable CVM’s regulation.

6.             AGENDA: The shareholders of the Company gathered to examine, discuss and vote on the following agenda: (A) At the Ordinary General Meeting: (1) the management accounts, the management report and the Company’s financial statements, along with the report of the independent auditors, the report of the Fiscal Council and the report of the Statutory Audit Committee relating to the fiscal year ended on December 31, 2014; (2) the capital expenditure budgeting for 2015; (3) the allocation of the results of the fiscal year ended on December 31, 2014; (4) the definition of the number of members of the Board of Directors; (5) the election of the members for the Company’s Board of Directors; (6) instatement of the Fiscal Council; (7) the definition of the number of members of the Fiscal Council; (8) the election of the members for the Company’s Fiscal Council; (9) the annual global compensation of the Company’s management and members of the Fiscal Council for the fiscal year of 2015; and (B) At the Extraordinary General Meeting: (1) amendment to the Company’s corporate purpose, consequently amending article 4 of the Company’s By-laws (2) amendment of the Company’s Board of Directors’ responsibilities, consequently amending article 17 of the Company’s By-laws; (3) amendment of the Company’s Board of Officers’ responsibilities, consequently amending article 21 of the Company’s By-laws; and (4) the consolidation of the Company’s By-laws.

7.             RESOLUTIONS: The general meeting was declared open and after the examination and discussion on the matters of the agenda, the shareholders present at the meeting have decided as follows:

7.1.         To approve, by the [unanimity/majority] of the votes, [disregarding abstentions], the drawing up of these minutes in summary format and its publication without the signatures of the shareholders, pursuant to §§ 1st and 2nd of article 130 of Brazilian Corporate Law.

(A)          At the Ordinary General Meeting:

7.2.         To approve, by the majority of the votes, disregarding abstentions, the management accounts, the management report and the Company’s financial statements, along with the report of the independent auditors, relating to the fiscal year ended on December 31, 2014.

7.3.         To approve, by the majority of the votes, disregarding abstentions, the Company’s capital expenditure budgeting for the fiscal year ending on December 31, 2015, pursuant to Exhibit I herein, with due regard to the Investment Plan for 2015 that amounts to R$1,720,400,000.00 (one billion, seven hundred and twenty million and four hundred thousand reais), provided, however, that differently from the original proposal presented by the Company’s Management, the amount of R$110,853,316.00 (one hundred and ten million, eight hundred and fifty three thousand, three hundred and sixteen reais)of the net income relating to the fiscal year of 2014 will not be withheld for purposes of the aforementioned capital expenditure budget.

7.4.         In view of the resolutions provided in item 7.3 above, to approve, by the majority of the votes, disregarding abstentions, the allocation of the Company’s net income relating the fiscal year ended on December 31, 2014, in the total amount of R$155,583,601.40 (one hundred and fifty five million, five hundred and eighty three thousand, six hundred and one reais and forty cents), as follows:

(a)   the sum of R$7,779,180.07 (seven million, seven hundred and seventy nine thousand, hundred and eighty reais and seven cents), which corresponds to 5% (five percent) of the net income, shall be allocated to the creation of the Company’s legal reserve, under the terms of article 193 of Brazilian Corporation Law; and

(b)   the sum of R$147,804,421.33 (one hundred and forty seven million, eight hundred and four thousand, four hundred and twenty one reais and thirty three cents), which equals to R$0.266991699 per common share, corresponding to 100% (one hundred percent) of the adjusted net income, shall be distributed to the shareholders’ as dividends, in the exact proportions of their respective percentage of interest in the Company’s capital stock, as provided below:

(i)            the sum of R$36,951,105.33 (thirty six million, nine hundred and fifty one thousand, one hundred and five reais and thirty three cents), which equals R$0.066747925  per common share, corresponding to 25% (twenty five per cent) of the adjusted net income, shall be distributed to the shareholders as minimum compulsory dividend, in the exact proportions of their respective percentage of interest in the Company’s corporate capital, under the terms of Brazilian Corporate Law and article 31, sub-section II of the Company’s By-laws; and

(ii)           the sum of R$110,853,316.00 (one hundred and ten million, eight hundred and fifty three thousand, three hundred and sixteen reais), which equals R$0.200243775 per common share, corresponding to 75% (seventy five per cent) of the adjusted net income, shall be distributed to the shareholders as additional dividend, under the terms of Brazilian Corporation Law.

7.4.1. To state that the allocation of the net income is approved herein with modifications to the original proposal presented by the Company’s Management, since portion of the net income that originally would be allocated to the Company’s profits reserve account for the accomplishment of the capital expenditure budget, in the amount or R$ 110,853,316.00 (one hundred and ten million, eight hundred and fifty three thousand, three hundred and sixteen reais), was fully allocated for the payment of additional dividends to the Company’s shareholders, as provided in item 7.4(ii) above.

7.4.2. To state that, that the republication of the Company’s financial statements regarding the fiscal year ended on December 31, 2014 will not be necessary, under the terms of §4th of article 134 of Brazilian Corporation Law, since: (i) there was no modification to the total amount of the net income or in the value of the Company’s obligations; (ii) the modifications to the proposal for the allocation of the net income is exposed, in a detailed manner, on item 7.4 hereinabove; and (iii) the financial statements were duly approved by the shareholders’ under the terms of item 7.2 hereinabove without any modifications or reservations.

7.4.3. Will be entitled to receive the dividends hereby declared those persons that on May 5th, 2015 are shareholders of the company and shall be observed the procedures adopted by the financial institution responsible for bookkeeping of the Company’s shares regarding the payment of dividends, as informed by the Company through a Notice to Shareholders to be timely published by the Company. In this sense, as from May 6th, 2015 (including) the Company’s shares shall be traded ex-dividend.

7.4.4. The dividends herein declared will be paid by the Company, in national currency, on May 14th, 2015.

7.5.         To approve, by majority of votes, disregarded abstentions, the definition of 9 (nine) effective members and their respective alternates to be part of the Company’s Board of Directors, for a term of office to be ended on the date of the Ordinary Shareholders’ General Meeting which examines the financial statements related to the fiscal year ended on December 31, 2016.

7.6.         To approve, by majority of votes, disregarded abstentions, the election, by vote in slates, of the following people as members of the Board of Directors of the Company, for unified mandate of 2 (two) years, that shall end on the date of the Ordinary Shareholders’ General Meeting which examines the financial statements related to the fiscal year ended on December 31, 2016:

(i)            José Luciano Duarte Penido, Brazilian, married, engineer, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Luiz Gottschalk, No. 151, apartment 191-CA, Vila Mariana, Zip Code 04008-07, bearer of the identity card RG No. M-3.764.122, issued by SSP/MG, enrolled with CPF/MF under No. 091.760.806-25, as effective member of the Board of Directors and Chairman of the Board of Directors;

(ii)           Maria Paula Soares Aranha, Brazilian, single, manager, resident and domiciled in the City of Cotia, State of São Paulo, at Estrada do Espigão, No. 1820, house 25, Petit Village, Zip Code, bearer of the professional identity card No.114781, issued by CRA/SP, enrolled with the CPF/MF under No. 035.859.048-58, as alternate member for the office of Mr. José Luciano Duarte Penido;

(iii)          Alexandre Gonçalves Silva, Brazilian, judicially separated, engineer, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Coronel Artur de Paula Ferreira, No. 132, apartment 81, Vila Nova Conceição, Zip Code 01448-000, bearer of the identity card RG No. 39.565.565-1, issued by SSP/SP, enrolled with CPF/MF under No. 022.153.817-87, as independent effective member of the Board of Directors;

(iv)          José Écio Pereira da Costa Junior, Brazilian, married, business manager and accountant, resident and domiciled in the City of Curitiba, State of Paraná, at Av. República Argentina, No. 665, suits No. 906/907, Zip Code 80240-210, bearer of the identity card RG No. 4.762.308, issued by SSP/SP, enrolled with CPF/MF under No. 359.920.858-15, as alternate member for the office of Mr. Alexandre Gonçalves Silva;

(v)           Carlos Augusto Lira Aguiar, Brazilian, married, engineer, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Alameda Santas, No. 1357, Cerqueira Cesar, Zip Code 01419-908, bearer of the identity card RG No.11.044.512-9, issued by SSP/RJ, enrolled with CPF/MF under No. 032.209.829-72, as effective member of the Board of Directors;

(vi)          Julio Sergio de Souza Cardoso, Brazilian, married, accountant, resident and domiciled in the City of São Paulo, State of São Paulo, at Av. Jandira, No. 185, apartment No. 184-A, Moema, Zip Code 04080-000, bearer of the identity card RG

No. 1.845.165, issued by IFP/RJ, enrolled with CPF/MF under No. 005.985.267-49, as alternate member for the office of Mr. Carlos Augusto Lira Aguiar;

(vii)         Eduardo Rath Fingerl, Brazilian, divorced, engineer, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Sambaíba, No. 699, block No. 1, apartment No. 202, Zip Code 22450-140, bearer of the identity card RG No. 02884480-1, issued by IFP/RJ, enrolled with CPF/MF under No. 373.178.147-68, as effective member of the Board of Directors;

(viii)        Sergio José Suarez Pompeo, Brazilian, single, economist, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro with business address at  Av. República do Chile, 100, 13th Floor, Center, Zip Code 20031-917, bearer of the identity card RG No. 132509720-0, issued by DETRAN/RJ and enrolled with CPF/MF under No. 094.449.797-76, as alternate member for the office of Mr. Eduardo Rath Fingerl;

(ix)          João Carvalho de Miranda, Brazilian, married, economist, resident and domiciled in the City of São Paulo, State of, with business address at Rua Amauri, No. 255, 13th Floor, Zip Code 01448-000, bearer of the identity card RG No. 52238193, issued by IFP/RJ, enrolled with CPF/MF under No. 772.120.887-49, as effective member of the Board of Directors;

(x)           Sergio Augusto Malacrida Junior, Brazilian, married, economist, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Amauri, No. 255, 11th Floor, Zip Code 01448-000, bearer of the identity card RG No. 3.801.096, issued by IFP/RJ, enrolled with CPF/MF under No. 166.532.868-19, as alternate member for the office of Mr. João Carvalho de Miranda;

(xi)          João Henrique Batista de Souza Shmidt, Brazilian, married, manager, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Amauri, No. 255, 13th Floor, Zip Code 01448-000, bearer of the identity card RG No. 6.266.530-0, issued by SSP/PR, enrolled with CPF/MF under No. 005.032.489-67, as effective member of the Board of Directors;

(xii)         Francisco Fernandes Campos Valério, Brazilian, married, , engineer, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Fidêncio Ramos, No. 302, 3rd Floor Zip Code 04551-010, bearer of the identity card

RG No. 634832, issued by SSI-SC, enrolled with CPF/MF under No. 065.280.319-91, as alternate member for the office of Mr. João Henrique Batista de Souza Shmidt;

(xiii)        Julio Cesar Maciel Ramundo, Brazilian, married, economist, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Av. República do Chile, No. 100, Zip Code 20031-917, bearer of the identity card RG No. 069.791.523, issued by IFP/RJ, enrolled with CPF/MF under No. 003.592.857-32, as effective member of the Board of Directors;

(xiv)        Victor Guilherme Tito, Brazilian, married, economist, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. República do Chile, 100, Zip Code 20031-917, bearer of the identity card RG No. 262881568, issued by SSP/MG, enrolled with CPF/MF under No. 044.878.356-82, as alternate member for the office of Mr. Julio Cesar Maciel Ramundo;

(xv)         Marcos Barbosa Pinto, Brazilian, married, lawyer, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Ataulfo de Paiva, No. 1.100, 7th Floor, Leblon, Zip Code 22440-035 bearer of the identity card RG No. 788680, issued by SSP/MS, enrolled with CPF/MF under No. 267.285.528-55, as independent effective member of the Board of Directors;

(xvi)        Armínio Fraga Neto, Brazilian, married, economist, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Ataulfo de Paiva, No.1.100, 7th Floor, rooms 701 e 702, part, Leblon, Zip Code 22440-035, bearer of the identity card RG No. 3.801.096, issued by IFP-RJ, enrolled with CPF/MF under No. 469.065.257-00, as alternate member for the office of Mr. Marcos Barbosa Pinto;

(xvii)       Raul Calfat, Brazilian, married, business manager, resident and domiciled in the City of São Paulo, State of São Paulo, with business address Rua Amauri, No. 255, 13th Floor, Zip Code 01448-000, bearer of the identity card RG No. 5.216.686-7, issued by SSP/SP, enrolled with CPF/MF under No. 635.261.408-63, as effective member of the Board of Directors; and

(xviii)      Paulo Henrique de Oliveira Santos, Brazilian, married, engineer, resident and domiciled in the City of São Paulo, State of São Paulo, with business address Rua Amauri, No. 255, 13th Floor, Zip Code 01448-000, bearer of the identity card RG

No.7.746.455-2, issued by SSP/SP, enrolled with CPF/MF under No. 034.880.428-80, as alternate member for the office of Mr. Raul Calfat.

7.6.1.      The members of the Board of Directors now elected in sub-items (iii), (iv), (xv) e (xvi) of item 7.6 above, are considered Independent Effective Directors of the Company for purposes of the New Market Listing Regulation of BM&FBOVESPA (“New Market Regulation”) and of the Company’s By-Laws.

7.6.2.      Based on the information received by the Company’s management, in accordance with the applicable legislation, the shareholders were informed that the directors elected herein are able to sign, without any reservations, the clearance certificate mentioned on the article 147, §4th, of the Brazilian Corporation Law and in article 2nd of CVM Instruction no. 367/02.

7.6.3.      The members of the Board of Directors herein elected shall be invested in their respective positions in up to 30 (thirty) days, counted from the present date, by the execution of (i) the term of investiture to be drawn up on the Company’s specific book together with the clearance certificate pursuant to item 7.6.2 above; and (ii) the respective Instrument of Consent of the Managers, in accordance with the model of Annex A to the New Market Regulation.

7.6.4.      To approve, by majority of votes, disregarded abstentions, (i) the appointment of Mr. José Luciano Duarte Penido as Chairman of the Company’s Board of Directors; and (ii) the appointment of Mr. João Carvalho de Miranda as Vice-Chairman of the Company’s Board of Directors.

7.7.         To approve, by majority of votes, disregarded abstentions, the installation of the Company’s Fiscal Council, for a mandate that shall end on the date of the Ordinary Shareholders’ General Meeting which examines the financial statements related to the fiscal year ended on December 31, 2015.

7.8.         To approve, by majority of votes, disregarded abstentions, the number of 3 (three) effective members and 3 (three) alternate members to compose the Company’s Fiscal Council.

7.9.         To elect the following people as members of the Fiscal Council, with term of office that shall end on the date of the Ordinary Shareholders’ General Meeting which examines the financial statements related to the fiscal year ended on December 31, 2015:

(i)            Antonio Sergio Riede, Brazilian, divorced, manager, resident and domiciled in the City of Brasília, Federal District at SQN No. 215, Block C, Apartment 215, Asa Norte, Zip Code 70874-070, bearer of the identity card RG No. 3.900.314-7, issued by SSP/SP, enrolled with CPF/MF under No. 201.299.809-78, elected in separated ballot, without the participation of the controlling shareholders, by majority of votes of the minority shareholders holding shares issued by the Company, under the terms provided by article 161, § 4th, “a” of the Brazilian Corporate Law, as independent effective member of the Fiscal Council;

(ii)           Carlito Silverio Ludwig, Brazilian, married, economist and lawyer, resident and domiciled in the City of São Paulo, State of São Paulo, with business address Rua Amauri, No. 255, 13th Floor, Zip Code 01448-000, bearer of the identity card RG No. 19.346.284, issued by SSP/SP, enrolled with CPF/MF under No. 166.532.868-19, elected in separated ballot, without the participation of the controlling shareholders, by majority of votes of the minority shareholders holding shares issued by the Company, under the terms provided by article 161, § 4th, “a” of the Brazilian Corporate Law, as alternate member for the office of Mr. Antonio Sergio Riede;

(iii)          Mauricio Aquino Halewicz, Brazilian, married, single, accountant, resident and domiciled at the City of São Paulo, State of São Paulo, with business address at Avenida Paulista, No. 2439, 11th floor, Zip Code 01311-300, bearer of the identity card RG No. 7.049.172.823, issued by SSP/RS, enrolled with CPF/MF under No. 694.701.200-78, elected by  majority of votes, disregarded abstentions, as effective member of the Fiscal Council;

(iv)          Geraldo Gianini, Brazilian, judicially separated, accountant, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Bandeira Paulista, No. 147, apartment 44, Itaim Bibi, Zip Code 04532-202, bearer of the identity card RG No. 544.903-X, issued by SSP/SP, enrolled with CPF/MF under No. 531.905.488-20, elected by  majority of votes, disregarded abstentions, as alternate member for the office of Mr. Mauricio Aquino Halewicz;

(v)           Gilsomar Maia Sebastião, Brazilian, married, accountant, resident and domiciled in the City of São Paulo, State of São Paulo, at Av. Prof. Ascendino Reis, No. 1245, apartment 101, Zip Code 04027-000, bearer of the identity card RG No. 24.733.092-9, issued by SSP/SP, enrolled with CPF/MF under No. 174.189.288-07, elected by majority of votes, disregarded abstentions, as effective member of the Fiscal Council;

(vi)          Antônio Felizardo Leocadio, Brazilian, married, accountant, resident and domiciled at the City of São Paulo, State of São Paulo, at Rua Luis Correia de Melo, No. 148, apartment 201, Tower 4, Zip Code 04726-220, bearer of the identity card RG No. 23.410.097-7, issued by SSP/SP, enrolled with CPF/MF under No. 129.803.248-25, elected by majority of votes, disregarded abstentions, as alternate member for the office of Mr. Gilsomar Maia Sebastião.

7.9.1.      Based on the information received by the Company’s management, and in accordance with the applicable law, the shareholders were informed that the members of the Fiscal Council fill the requirements set forth by article 162 of the Brazilian Corporation Law and are in conditions to execute, without any restrictions, the statement mentioned on articles 147 and 162, §2nd of Brazilian Corporation Law.

7.9.2.      The members of the Fiscal Council herein elected shall be invested in their respective positions in up to 30 (thirty) days, counted from the present date, by the execution of (i) the term of investiture to be drawn up in the Company’s specific book together with the clearance certificate pursuant to item 7.9.1 above; and (ii) the respective Instrument of Consent of the Members of the Fiscal Council, in accordance with the model of Annex C to the New Market Regulation.

7.10.       To approve, by majority of votes, disregarded abstentions, the (i) consolidated global compensation sum of up to R$56,030,000.00 (fifty six million and thirty thousand reais) for the Company’s management and of its controlled companies Veracel Celulose S.A. and Portocel Terminal Especializado de Barra do Riacho S.A. for the fiscal year of 2015; e (ii) the individual global compensation sum of up to R$50,472,000.00 (fifty million and four hundred seventy-two thousand reais) for the Company’s management, for the fiscal year of 2015, being the sum of up to R$45,241,363.60 (forty five million, two hundred and forty one, three hundred and sixty three reais and sixty cents) provisioned for the compensation amounts paid in cash (fix and variable compensations and benefits) and the sum of up to R$5,230,636.40 (five million, two hundred thousand, six hundred and thirty six reais and forty cents) for the amounts accounted as costs related to the compensation based on shares (phantom stock options  and stock options plan), being up to the Company’s Board of Directors to set and apportion the individual compensation sums of the managers and, if the case may be, the concession of representation fees and/or benefits of any nature, in accordance with article 152 of Brazilian Corporation Law.

7.10.1.    To approve, by majority of votes, disregarded abstentions, the amount of the compensation to be paid to the members of the Fiscal Council corresponding to at least 10% (ten percent) of the compensation that, on average, is assigned to the Company’s officers, discounting the benefits, representation fees and profit participation stakes assigned to the officers, in accordance with §3rd of article 162 of Brazilian Corporation Law.

7.10.2.    The alternate members of the Fiscal Council shall only be paid when acting replacing the effective members.

(B)          At the Extraordinary General Meeting:

7.11.       To approve, by majority of votes, disregarded abstentions, the amendment to the Company’s corporate purpose, with the inclusion of a more detailed description of the activities already being developed by the Company, as well as other new activities which shall be exploited by the Company, as per the proposal submitted to the shareholders by the Company’s Management.

7.11.1.    In view of the resolution taken hereinabove, article 4th of the Company’s By-laws shall have the following new wording:

“Article 4 — The Company’s purposes are:

(a) manufacture, wholesale and retail of pulp, paper, and any other products derived from said materials, whether their own or third parties’;

(b) formation and exploitation of own or third parties’ forests, directly or by means of agreements with companies specialized in silviculture and forest management;

(c) management and implementation of afforestation and reforestation projects, by itself or third parties, including the management of all agricultural activities that enable the production, supply and provision of raw material to the manufacture of pulp and any other products intended to the processing of timber, biomass and residues and derived from said materials;

(d) exploitation of forest production support activities;

(e) exploitation of biomass processing, distribution and sale activities;

(f) energy production, distribution and sale;

(g) development and management of real estate projects, including the purchase and sale of properties, division and subdivision of plots of land;

(h) exploitation of all manufacture and marketing activities directly or indirectly related to its business purpose;

(i) import of goods and commodities relating to its business purposes;

(j) export of products manufactured by the Company and third parties;

(k) representation on its own behalf or third parties’ behalf;

(l) equity interest in other companies, in Brazil or abroad, of any type and business purpose, as a partner or shareholder;

(m) provision of administrative, organizational and financial services to related companies;

(n) provision of technical services by means of consulting and advisory to its controlled companies or third parties.”

7.11.2.    Take record that, pursuant to the provisions of the main section of article 137 of the Brazilian Corporation Law, in view of the approval of the amendment of the Company’s corporate purpose, those shareholders that dissent from the approval shall be given the right to withdrawal, for whom shall have the right to request, in up to 30 (thirty) days counted from the date of publication of the minutes of the present meeting, the reimbursement for all common shares issued by the Company that are currently held by them. Pursuant to article 45, §1st, of Brazilian Corporation Law, the amount of the reimbursement per each nominative common share is R$26,308260025, equivalent to the amount of the net equity per share calculated in accordance with the Company’s financial statements regarding the fiscal year ended on December 31, 2014, approved herein. The reimbursement amount shall be paid by the Company in sixty (60) days counted from the end of the term for the exercise of the right to withdrawal. It is hereby clarified that, under the terms of § 2nd, of article 45 of Brazilian Corporation Law, the dissidents shareholders may request, jointly with the reimbursement, the survey of a special balance sheet base dated as of up to sixty (60) days prior to the date of this Extraordinary Shareholders’ General Meeting. In such case, the Company shall pay, in the term established above, eighty percent (80%) of the total amount of the reimbursement mentioned above and, and after the special balance is surveyed, the Company shall pay the remaining amount in the term of one hundred and twenty (120) days as of the present date.

7.12.       To approve, by majority of votes, disregarded abstentions, the amendment to the attributions of the Board of Directors, with the inclusion of powers for the Board of Directors to create limits and authorities for the exercise of acts by the Officers of the Company, through a Policy of Authorities, as per the proposal submitted to the shareholders by the Company’s Management.

7.12.1.    In view of the resolution taken hereinabove, article 17 of the Company’s By-laws shall have the following new wording:

“Article 17 — In addition to all the other attributions provided in these By-laws, it shall be incumbent upon the Board of Directors:

I — to establish the general direction of the Company’s businesses;

II — to elect, remove and replace, at any time, the members of the Executive Board, by establishing their attributions;

III — to establish the criteria for individual distribution of the compensation allowance approved by the Shareholders Meeting, among its own members and those of the Executive Board;

IV — to inspect the administration of the Executive Board and the Officers;

V — to convene Shareholders Meetings in the events provided in the law or when it deems appropriate;

VI — to approve the expansion plans;

VII — to authorize the intermediate profit sharing, as anticipation of the annual dividends;

VIII — to approve the payment or credit of interest on owned capital to shareholders;

IX — to select and remove independent auditors;

X — to establish the price of issue of shares upon capital increases by public or private subscription, also establishing all the other terms to which the issue is subject;

XI — to prepare and present to the regular Shareholders Meeting the annual corporate activities report, accompanied by the financial statements legally-required in every fiscal year;

XII — to decide on the issue of shares and subscription warrants within the authorized limit set forth in Article 6;

XIII — to submit to the Shareholders Meeting a proposal of the granting plan of share call options to the Company’s managers or employees;

XIV — to authorize (a) the acquisition of shares issued by the Company for purposes of cancelation or to be held in treasury and (b) the disposal of shares held in treasury:

XV — to authorize the disposal or encumbrance of properties of the Company, in amounts exceeding the limit established by the Policy of Authorities approved by the Board of Directors. All other cases of exchanges and donations are excluded and shall be approved by the Board of Directors regardless of the amount;

XVI — to authorize the provision of guarantees in favor of third parties, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors. Any guarantees provided in favor of companies or entities controlled by the Company itself, individually or jointly, and any guarantees of any kind whatsoever granted in legal proceedings to which the Company or its controlled companies are  a party are excluded and shall require authorization from the Board of Directors;

XVII — to authorize the execution of financial transactions by the Company, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors;

XVIII — to authorize the execution of any legal business that is binding upon the Company or that exempts third parties from liability to the Company, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors, with due regard for the provisions in item XIX of this article. The Pulp Sale Agreements are excluded as they require approval from the Board of Directors;

XIX — to authorize the execution of any legal business between the Company and its controlled companies, on the one part, and any related parties, on the other part, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors;

XX — to approve transactions of acquisition, assignment, transfer, disposal or encumbrance of equity interest, on any account or in any manner whatsoever, in amounts exceeding the limit established by the Policy of Authorities approved by the Board of Directors;

XXI — to decide on the issue of commercial papers for public placement in Brazil, providing on: (i) value of issue and its division into series; (ii) quantity and par value; (iii) compensation conditions and monetary restatement; (iv) maturity of bonds; (v) guarantees; (vi) statement for evidencing the compliance with legal limits; (vii) venue of payment; (viii) contracting of provision of services related to the issue;

XXII - with a view to complying with the good practices of Corporate Governance, approving the creation of Committees (one of which shall be the Finance Committee), as well as their corresponding regulations, which shall bear, in addition to any other matters of the Company’s interest, the specific rules related to works, competence, compensation and procedures;

XXIII - to define the triple list of institutions or companies specialized in the economic valuation of companies for preparation of an valuation report for purposes of public offerings provided in Chapters VIII and X of these By-laws;

XXIV - to pronounce itself in favor or against any public offering of shares whose subject are the shares issued by the Company, by means of a previously grounded opinion, published within up to fifteen (15) days from the publication of the notice of public offering of shares, which shall address, at least (i) the convenience and the opportunity of the public offering of shares in relation to the joint interest of shareholders and also in relation to the liquidity of securities under its title; (ii) the repercussions of the public offering of shares on the Company’s interests; (iii) the strategic plans published by the offering in relation to the Company; (iv) other aspects the Board of Directors deems appropriate, as well as the information required by the applicable rules established by CVM; and

XXV - to define the triple list of companies specialized in the economic valuation of companies for preparation of a valuation report of the Company’s shares, in cases of IPO for cancellation as a publicly-held company or for delisting from the Novo Mercado.”

7.13.       To approve, by majority of votes, disregarded abstentions, the amendment to the attributions granted to the Company’s Officers, as a result of the new attribution granted to the Board of Directors for the creation of limits and authorities for the exercise of acts by the Company’s Officers, as per the proposal submitted to the shareholders by the Company’s Management.

7.13.1.    In view of the resolution taken hereinabove, article 21 of the Company’s By-laws shall have the following new wording:

“Article 21 — It shall be incumbent upon the Executive Board, in compliance with the provisions of Articles 23 and 26:

I — the broadest and most general management and representation powers of the Company for performing legal acts in general, within the limits set forth by the law or by these By-laws;

II- to previously authorize, at an Executive Board meeting:

(a) the opening and closure of branches or establishments as set forth in article 2 of these By-Laws;

(b) the disposal or encumbrance of properties of the Company in amounts exceeding the limit established by the Policy of Authorities approved by the Board of Directors. All other cases of exchanges and donations are excluded and shall be approved by the Board of Directors regardless of the amount;

(c) the provision of guarantees in favor of third parties, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors. Any guarantees provided in favor of companies or entities controlled by the Company itself, individually or jointly, and any guarantees of any kind whatsoever granted in legal proceedings to which the Company or its controlled companies are a party are excluded and shall require authorization from the  Executive Board;

(d) the execution of financial transactions by the Company, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors;

(e) the execution of any legal business that is binding upon the Company or that exempts third parties from liability to the Company, in individual amounts per transaction that exceed the limit established by the Policy of Authorities approved by the Board of Directors. The Pulp Sale Agreements are excluded as they require approval from the Executive Board;

(f) approval of transactions of acquisition, assignment, transfer, disposal or encumbrance of equity interest, on any account or in any manner whatsoever, regardless of the proposed amount; and

(g) the establishment of subsidiaries or investment in other companies, except those arising out of tax incentives.”

7.14.       To approve, by majority of votes, disregarded abstentions, the consolidation of the Company’s By-laws, in view of the resolutions approved on items 7.11 to 7.13 above. The consolidated By-laws, reflecting the amendments herein approved, compose the present minutes as its Exhibit II.

7.15.       The shareholders votes, including abstentions, were received and initialed by the Chairman and were filed at the Company’s headquarters.

7.             ADJOURNMENT: There being no further business to discuss, the Chairman declared the meeting adjourned and suspended the procedures for the time necessary for the draft of these minutes, in the summary format, in accordance with article 130, §1st, of the Brazilian Corporation Law, and being authorized its publication without the signature of the shareholders, as provided by §2nd of article 130 of the Brazilian Corporation Law, which was read, approved and signed by all those present.

São Paulo, April 28, 2015.

Presiding Board:

André Mestriner Stocche	Alessandra Zequi
Chairman	Secretariat

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO